SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(b), (c) AND (d)

LIFEVANTAGE CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

53222K106
(CUSIP Number)

March 26, 2009
 (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

(Page 1 of 5 Pages)

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Next View Capital L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,500,000 (1)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 2,500,000 (1)
	8.	SHARED DISPOSITIVE POWER None.
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82% (2)
12.	TYPE OF REPORTING PERSON: PN
(1)	Includes (a) 1,250,000 shares of Common Stock and (b) 1,250,000 shares of Common Stock issuable upon exercise of a common stock purchase warrant which is immediately exercisable.

(2)
The ownership percentage of the Reporting Person is based upon the sum of (a) 24,766,117 shares of Common Stock issued and outstanding as of December 31, 2008, as filed in the Company’s 10-Q for the fiscal quarter ended December 31, 2008 and filed on February 13, 2009, (b) 3,925,000 shares of Common Stock issued on March 16, 2009 as filed in the Company’s form 8-K on March 17, 2009, (c) 13,040,000 shares of Common Stock issued on March 26, 2009 as filed in the Company’s form 8-K on March 27, 2009 and (d) 1,250,000 warrants to purchase shares of Common Stock issued to the Reporting Person on March 26, 2009.

Item 1(a).	Name of Issuer.

Lifevantage Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

11545 W. Bernardo Court, Suite 301, San Diego, California

Item 2(a).	Names of Person Filing.

Next View Capital L.P. (the “Reporting Person” or “Next View Capital”)

Item 2(b).	Addresses of Principal Business Office, or if none, Residence.

95 Revere Drive, Suite A, Northbrook, IL 60062

Item 2(c).	Citizenship.

Next View Capital is a Delaware limited partnership

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

53222K106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of the date hereof, Next View Capital beneficially owns 2,500,000 shares of Common Stock representing approximately 5.82% of the total number of issued and outstanding shares of Common Stock. Of such 2,500,000 shares, (i) 1,250,000 shares are shares of Common Stock owned by Next View Capital as of the date hereof and (ii) 1,250,000 are shares of Common Stock that may be obtained by Next View Capital upon the exercise of warrants that are immediately exercisable.

Next View Capital Partners LLC (“Next View Partners”) is the sole manager of Next View Capital, and, by virtue of such relationship, may be deemed to have voting and dispositive power over the shares owned by Next View Capital or the shares that may be obtained upon the exercise of warrants or may otherwise be deemed to be beneficially owned by Next View Capital. Next View Partners disclaims beneficial ownership of such shares.

Currently, Stewart Flink is the sole manager of Next View Partners, and, as such, may be deemed to have voting or dispositive power of the investments beneficially owned by Next View Capital, including the Common Stock.  As a result, Mr. Flink may also be deemed to beneficially own the below-described shares of Common Stock held by Next View Capital and Next View Partners. Mr. Flink disclaims beneficial ownership of such shares of Common Stock and has no legal right to maintain such delegated authority.

Accordingly, for the purpose of this Statement:
(a)	Amount beneficially owned by the Reporting Person: 2,500,000 shares of Common Stock of the Issuer.
(b)
Percent of Class: The Reporting Person beneficially owns 5.82% of the Issuer’s issued and outstanding Common Stock (based upon (i) 24,766,117 shares of Common Stock issued and outstanding as of December 31, 2008, as filed in the Company’s 10-Q for the fiscal quarter ended December 31, 2008 and filed on February 13, 2009, (ii) 3,925,000 shares of Common Stock issued on March 16, 2009 as filed in the Company’s form 8-K on March 17, 2009, (iii) 13,040,000 shares of Common Stock issued on March 26, 2009 as filed in the Company’s form 8-K on March 27, 2009, and (iv) 1,250,000 warrants to purchase shares of Common Stock issued to the Reporting Person on March 26, 2009).

(c)	Number of shares as to which the Reporting Person has:
(i)	Sole power to direct the vote: 2,500,000.
(ii)	Shared power to vote or to direct the vote: None.
(iii)	Sole power to dispose or direct the disposition of the Common Stock: 2,500,000.
(iv)	Shared power to dispose or direct the disposition of the Common Stock: None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2009

NEXT VIEW CAPITAL L.P. By: Next View Partners LLC, its sole manager

By:	/s/ Stewart Flink
Name: Stewart Flink
Title: Manager